UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-50129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON GLOBAL, INC.
1325 Avenue of the Americas, New York, New York 10019

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2014 and 2013

* All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Hudson Global, Inc. 401(k) Savings:

We have audited the accompanying statements of net assets available for plan benefits of the Hudson Global, Inc. 401(k) Savings (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for plan benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 24, 2015

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
Assets:
Cash	$2,041	$8,285
Participant-directed investments, at fair value	44,295,845	47,727,400
Receivables:
Members' loans receivable	242,669	261,589
Members' contributions receivable	27,852	26,498
Employer match receivable	326,250	442,964
Total receivables	596,771	731,051
Total assets	44,894,657	48,466,736
Liabilities:
Accrued expenses	47,256	49,004
Total liabilities	47,256	49,004
Net assets reflecting investments at fair value	44,847,401	48,417,732
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(55,586)	(35,218)
Net assets available for benefits	$44,791,815	$48,382,514

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2014

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,616,204
Net appreciation in fair value of investments	227,349
Total investment income	1,843,553
Contributions:
Members	1,927,600
Employer, net of forfeitures	326,871
Rollovers	427,352
Total contributions	2,681,823
Total additions	4,525,376
Deductions from net assets attributable to:
Benefits paid to members	8,047,800
Administrative expenses	68,275
Total deductions	8,116,075
Net decrease in net assets available for plan benefits	(3,590,699)
Net assets available for plan benefits, beginning of year	48,382,514
Net assets available for plan benefits, end of year	$44,791,815

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Global, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participating members ("members") should refer to the Summary Plan Description  for a complete description of the Plan's provisions. The Plan was adopted as of April 1, 2003 (the "Effective Date") by the Board of Directors of Hudson Global, Inc. (the "Company") for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to United States ("U.S.") employees of the Company and certain of its participating subsidiaries. All full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, (3) any "leased employee" as defined in Section 414(n) of the Internal Revenue Code (the "Code"), and (4) short-term temporary employees, are eligible to participate in the Plan as soon as administratively possible following their hire date. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2015 the Plan was amended to allow short-term temporary employees to participate in the plan.

The Company is the administrator of the Plan ("Plan Administrator"). The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the "Committee").

Contributions

A member may elect to make contributions on a pre-tax or post-tax basis to the Plan in amounts equal to a whole percentage of the member's eligible compensation, subject to the following limitations. If the member is not a part of the highly compensated group, the member may contribute up to 50% of eligible compensation. If the member is a part of the highly compensated group, contributions may not exceed a reduced percentage of eligible compensation that is determined by the Company and communicated to members from time to time. Employees who have or will have attained age 50 as of the end of the Plan year may elect catch-up contributions up to a statutory limit ($15,500 for 2014).

The Company, in its sole discretion, may make matching contributions at the end of each plan year to each member's account in an amount equal to 50% of a member's qualified contributions for the plan year (not including catch-up contributions), which is between 1% and 6% of a member's eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Members receive matching contributions in the Company's common stock fund ("Hudson Global Stock Fund"). Matching contributions may be redirected immediately, subject to applicable Company policy, after they are allocated to the members' accounts. During March 2015, the Company issued 116,095 shares of its common stock with a market value (as of the date of issuance) of $320,422 as its matching contribution. Additionally, $42,133 from the Plan's forfeitures account was utilized to purchase units in the Hudson Global Stock Fund to offset the Company's match as of December 31, 2014.

The Company may make profit-sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Company's Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit-sharing contributions in 2014 and 2013.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Members' Accounts

Each member's account is credited with the elective contributions made by the member and the Company matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which are available to them. For those members who do not make investment elections, contributions will default to the appropriate Schwab Managed Retirement Fund based on expected retirement date. Members may also individually manage their investments in a self-directed brokerage account.

The Company matching contributions are initially invested in units of the Hudson Global Stock Fund; however, members may redirect immediately, subject to applicable Company policy, these contributions once allocated. Each member's account will be credited with its share of net investment earnings including net appreciation or depreciation of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan or an individual retirement account).

The Company's common stock held in the Hudson Global Stock Fund is voted by Charles Schwab Trust Company (the "Trustee") at the Company’s stockholder meetings in accordance with the confidential instructions of the members whose accounts are invested in the common stock. All shares of the Company's common stock for which the Trustee receives voting instructions from members to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company's common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to members’ accounts for which it has received voting instructions from participants.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company's matching and profit-sharing contributions. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member may have a maximum of two loans outstanding at any time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member's accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. If a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

The carrying value of the member loans was $242,669 and $261,589 and accrued interest of member loans was $839 and $324 as of December 31, 2014 and 2013, respectively.  The interest rate on member loans was 3.25% and mature on various dates through August 12, 2024. The interest rate on new loans was 3.25% as of December 31, 2014 and for the year then ended.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member's beneficiary may elect to receive (1) a lump sum amount equal to the value of the member's vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member's life expectancy or the joint life expectancies of the member and the member's beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Members can receive in-service distributions from all their accounts under the Plan on or after attaining age 59½ and from their salary deferral account if they have a financial hardship. Hardship withdrawals must be approved by the Plan Administrator. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal.

Forfeitures

A member who is not 100% vested in the Company contributions and is terminated prior to age 55 for reasons other than death or disability shall forfeit the non-vested Company contributions. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $98,689 and $162,196, respectively. Forfeiture balances are principally maintained in a stable value fund until they are utilized. Forfeiture balances may be applied against reasonable Plan expenses as defined in the Plan document and may be used to reduce subsequent Company contributions. If the member is subsequently re-employed by the Company, such forfeited amount shall be restored to the member's account, as defined in the Plan. During the year ended December 31, 2014, forfeitures of $63,588 were used to pay the Plan's administrative expenses.

Risks and Uncertainties

The Plan provides for various investment options in the Company's common stock, self-directed brokerage accounts, registered investment companies (mutual funds), and investment in common/collective trusts. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and members' account balances.

The Plan provides for investment in the Hudson Global Stock Fund. As of December 31, 2014 and 2013, approximately 4% and 5% of the Plan's total net assets, respectively, were invested in the Hudson Global Stock Fund. The underlying value of the Hudson Global Stock Fund is dependent upon a number of factors including macro-economic conditions, interest rates, the Company's financial performance, and the market's evaluation of such performance.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all the members of the Plan would become fully vested in the amounts in their accounts, including the Company contributions.

On November 9, 2014, the Company sold its Legal eDiscovery business. In connection with the sale, a partial termination of the Plan occurred and all affected participants became fully vested. As a result, $19,719 of previously unvested contributions became fully vested in the plan.

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless indicated in the Plan document. Qualified Domestic Relations Order fees and certain other transaction fees are paid by the members.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2014 and 2013, all benefit payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Options and Restrictions

All of the funds contributed are held by the Plan in trust (see Note 5) and are invested by the Trustee in investment funds in accordance with each member's instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined based on the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) presented in the Statement of Changes in Net Asset Available for Plan Benefits includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation) for investments held at the end of the year.

The Morley Stable Value Fund held by the Plan as of December 31, 2014 and 2013 was a common collective trust fund held by the Plan which invests primarily in synthetic guaranteed investment contracts ("synthetic GICs"). The contracts held by the fund are considered to be fully benefit responsive investment contracts as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 962-325-55-5 to 55-7. Participants may direct the withdrawal or transfer of all or a portion of their investment contract at contract value. Contract value represents contributions made to the fund, plus accrued interest, less participant withdrawals. Certain Company-initiated events limit the ability of the Plan to transact at contract value with the issuer. Such events include layoffs, early retirement options, sales of a division, division closure, and Plan termination. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan's ability to continue to transact at contract value with members, is probable.

A synthetic GIC consists of two components: 1) a portfolio of bonds and other assets that are owned by the fund, and 2) wrap contracts. The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected in the net assets of the fund as part of the fair value, but rather are amortized over the duration of the underlying assets, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments). The wrap contracts' adjustments to the interest crediting rates are typically reset on a monthly or quarterly basis. There are no reserves against contract value for credit risk of a contract issuer or otherwise.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

The following table summarizes the average yield of the investments in the Morley Stable Value Select Fund for the year ended December 31, 2014 and 2013:

Average Yields	2014	2013
Based on actual earnings	1.46%	1.25%
Based on interest rate credited to members	1.41%	1.17%

Crediting interest rates on the Fund are determined quarterly and are based on a formula with the issuer, which considers current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment from the contract value to the fair value as reported on the Statements of Net Assets Available for Plan Benefits.

The stable value fund is presented on the face of the Statement of Net Assets Available for Plan Benefits at fair value with an adjustment to contract value in arriving at net assets available for plan benefits; refer to Note 8 for reconciliation to fair value as required by Form 5500.

Related Party Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for certain trustee and investment management fees which are charged to the Plan. Administrative expenses paid by the Plan to the trustee totaled $24,133 and $33,548 for the years ended December 31, 2014 and 2013, respectively. Investment management expenses, which are paid to an affiliate of the trustee, are paid from the investment funds and are reflected in the net appreciation/depreciation of those investments. The Hudson Global Stock Fund and member loans are also assets that qualify as party-in-interest transactions. The Plan's investment in the Hudson Global Stock Fund, which principally invests in the Company's common stock, was $1,822,480 and $2,594,068 as of December 31, 2014 and 2013, respectively.

Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, "Fair Value Measurements," (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds:	Valued at the Net Asset Value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.
Common/Collective trusts:
Valued at the NAV per unit as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Hudson Global Stock Fund:	Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.
Common Stock, money market funds:	Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and 2013.

	December 31, 2014
	Level 1	Level 2	Total
Mutual funds:
Value funds	$5,457,821	$—	$5,457,821
Growth funds	8,261,510	—	8,261,510
Index funds	6,052,573	—	6,052,573
Equity funds	4,531,251	—	4,531,251
Other funds	2,960,260	—	2,960,260
Total mutual funds	27,263,415	—	27,263,415
Common/collective trusts:
Stable value fund	—	5,981,041	5,981,041
Target dated funds	—	7,200,969	7,200,969
Total common/collective trusts	—	13,182,010	13,182,010
Common stocks	1,511,229	—	1,511,229
Hudson Global Stock Fund	1,822,480	—	1,822,480
Money market funds	516,711	—	516,711
Total investments at fair value	$31,113,835	$13,182,010	$44,295,845

	December 31, 2013
	Level 1	Level 2	Total
Mutual funds:
Value funds	$9,807,042	$—	$9,807,042
Growth funds	5,358,796	—	5,358,796
Index funds	5,570,151	—	5,570,151
Equity funds	6,073,302	—	6,073,302
Other funds	3,299,158	—	3,299,158
Total mutual funds	30,108,449	—	30,108,449
Common/collective trusts:
Stable value fund	—	6,359,188	6,359,188
Target dated funds	—	6,768,193	6,768,193
Total common/collective trusts	—	13,127,381	13,127,381
Common stocks	1,294,277	—	1,294,277
Hudson Global Stock Fund	2,594,068	—	2,594,068
Money market funds	603,225	—	603,225
Total investments at fair value	$34,600,019	$13,127,381	$47,727,400

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2014 and 2013.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Investments in common/collective trusts included $5,981,041 and $6,359,188 of investment in the Morley Stable Value Fund and $7,200,969 and $6,768,193 of investments in various Schwab Managed Retirement Funds as of December 31, 2014 and 2013, respectively. The fair value of these investments was calculated using net asset value (NAV) per unit in accordance with ASU 2009-12, "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)".

The Morley Stable Value Fund held by the Plan seeks to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-response payments. The fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts (the performance of which may be predicted on the underlying fixed income securities), as well as cash and cash equivalents. It is intended that the fund's stable value investment contracts will maintain a minimum weighted average credit quality rating of "A" or better. The underlying fixed income securities must be rated investment grade and meet issuer diversification guidance. The fund is governed by trust agreement for the Morley Stable Value Fund, as amended May 1, 2012.

The Schwab Managed Retirement Funds seek to provide total return for investors retiring approximately at or near the target year. These Funds are diversified across several asset classes, including, but not limited to, Commodities, Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income, Treasury Inflation Protected Securities ("TIPS"), Real Estate Investment Trusts ("REITs"), and Stable Value. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Charles Schwab Stable Value Select Fund, and non-proprietary unitized accounts and collective trust and mutual funds. These Funds are designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. As the target retirement date approaches, the Funds' portfolio becomes more conservative with a larger fixed income and stable value investment component.

The funds within the Plan are redeemable daily and, excluding the fund which invests in fully benefit-responsive investment contracts, generally have no restrictions on redemptions other than for one mutual fund, which has a repurchase restriction within a specified amount of time after the original transaction date. For the fund that invests in fully-benefit responsive investment contracts, withdrawals or exchanges into another investment option may be made at any time, except that exchanges cannot be made into a competing fund (e.g. money market funds or other fixed income funds). The Plan has no contractual obligation to further invest in any of the funds.

NOTE 4. TAX STATUS

Effective January 1, 2009, the Plan adopted a non-standardized prototype plan sponsored by Charles Schwab Trust Company. Charles Schwab Trust Company obtained an opinion letter of the Plan dated May 23, 2008 from the Internal Revenue Service ("IRS") stating that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of the employees. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan intends to adopt a restatement of the plan document effective January 1, 2015 which incorporates cumulative amendments since 2001, as described in IRS Notice 2010-90 in order to comply with the IRC guidelines.

U.S. GAAP requires the management of a plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 5. TRUSTEE AND RECORDKEEPER

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and Company-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. Amounts due from employer, which represent additional contributions to the accounts of non-highly compensated employees under the caption "Employer match receivable" in the accompanying Statements of Net Assets Available for Plan Benefits, were $5,828 and $13,341, as of December 31, 2014 and 2013, respectively.

NOTE 7. INVESTMENTS

The following participant directed investments represent 5% or more of the net assets available for benefits.

	December 31,
	2014	2013
Morley Stable Value Fund	$5,981,041	$6,359,188
Schwab S&P 500 Index Fund	6,036,701	5,558,641
T-Rowe Price Blue Chip Growth Adv	4,678,548	5,202,781
Thornburg International Value I Fund (2)	—	4,777,539
Oakmark Equity Income Fund	2,611,757	3,793,989
PIMCO Total Return Fund Class D	2,697,379	3,143,709
Schwab Managed Retirement 2030 Class II	2,718,077	2,232,123
American Beacon Large Cap Value Fund	2,858,497	2,811,121
Oppenheimer International Growth Y	3,456,744	—
Hudson Global Stock Fund (1) (2)	1,822,480	2,594,068

(1) Consists of 567,031 and 623,897 shares of Hudson Global, Inc. common stock and $67,948 and $93,516 in cash as of December 31, 2014 and 2013, respectively.

(2) Fund is 5% or greater of net assets only at December 31, 2013. The December 31, 2014 balance is shows for comparative purposes.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

The Plan's investments (including gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held at year end) appreciated in value by $227,349 for the year ended December 31, 2014 as follows:

Net appreciation (depreciation) in fair value of investments	Total
Mutual funds	$161,307
Common/collective trusts	450,318
Common stocks	188,299
Limited partnerships	(410)
Hudson Global Stock Fund	(572,165)
Total	$227,349

NOTE 8. FORM 5500 RECONCILIATION

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 and net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014 to Form 5500:

	2014	2013
Net assets available for plan benefits per the financial statements	$44,791,815	$48,382,514
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	55,586	35,218
Net assets available for plan benefits per the Form 5500	$44,847,401	$48,417,732

2014
Net decrease in net assets available for benefits per the financial statements	$(3,590,699)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,368
Net decrease in net assets available for benefits per Form 5500	$(3,570,331)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive contracts represents a reconciling item. See Note 2 for further information.

NOTE 9. SUBSEQUENT EVENTS

On May 8, 2015 the Company's entered into an asset purchase agreement with Mastech, Inc. to sell its Hudson Information Technology (US) business. Once the disposal is complete it may trigger a partial plan termination and all affected participants will become fully vested in the Plan. As of May 28, 2015, 13 affected participants had unvested contributions of $25,650 in the Plan. There are no additional subsequent events that would require disclosure in the financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

YEAR ENDED DECEMBER 31, 2014

Supplemental Schedule

	EIN: 59-3547281	Plan 001

		( c )
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or	(d)
(a)	Identity of issuer or similar party	maturity value	Cost	Current value
	American Beacon Large Cap Value Fund	Registered investment company - 104,059 shares	**	$2,858,497
	Astisan International Value Fund	Registered investment company - 28,446 shares	**	973,129
	Loomis Sayles Small Cap Value Fund	Registered investment company - 47,499 shares	**	1,619,231
	Oakmark Equity Income Fund	Registered investment company - 81,848 shares	**	2,611,757
	Oppenheimer International Growth Y	Registered investment company - 98,539 shares	**	3,456,744
	PIMCO Total Return Fund Class D	Registered investment company - 253,037 shares	**	2,697,379
	Ranier Small/Mid Cap Equity Fund	Registered investment company - 44,433 shares	**	1,887,079
*	Schwab S&P 500 Index Fund	Registered investment company - 187,708 shares	**	6,036,701
	T-Rowe Price Blue Chip Growth Adv	Registered investment company - 70,091 shares	**	4,678,548
	Morley Stable Value Fund	Common collective trust fund - 249,668 shares	**	5,981,041
*	Schwab Managed Retirement 2010 Class II	Common collective trust fund - 16,629 shares	**	351,546
*	Schwab Managed Retirement 2020 Class II	Common collective trust fund - 82,589 shares	**	1,964,800
*	Schwab Managed Retirement 2030 Class II	Common collective trust fund - 104,945 shares	**	2,718,077
*	Schwab Managed Retirement 2040 Class II	Common collective trust fund - 66,379 shares	**	1,791,575
*	Schwab Managed Retirement 2050 Class II	Common collective trust fund - 17,279 shares	**	251,233
*	Schwab Managed Retirement Inc Class II	Common collective trust fund - 7,768 shares	**	123,738
*	Hudson Global Stock Fund	Employer securities - $67,948 of cash and 567,031 shares	**	1,822,480
	Self-Directed Brokerage Accounts	Various - self-directed brokage account	**	2,472,290
	Total investments			44,295,845
*	Member Loans	Interest rates at 3.25%, maturing on various dates through August 12, 2024	—	242,669

*    A party-in-interest as defined by ERISA.
**    Cost information is not required to be disclosed for member directed transactions under an individual account plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Global, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Global, Inc. 401(k) Savings Plan
(Name of Plan)

By:	/s/ARTHUR CURCURU
Arthur Curcuru
Senior Vice President, Controller and Chief Accounting Officer
(Principal Accounting Officer)
Hudson Global, Inc.

Date:	June 24, 2015

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm